October 20, 2011

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

RE:

Your comment letter of September 23, 2011

The Standard Register Company

Form 10-K for the fiscal year ended January 2, 2011

File No. 001-11699

Dear Mr. Sears,

This letter sets forth the responses of The Standard Register Company (the “Company”) to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) letter dated September 23, 2011 with regard to the above-referenced filings.  In response to the Staff’s comments, we have reproduced below the comments set forth in the Staff’s letter and followed each comment with our response.  The numbered comments of this letter correspond to the numbered comments of the Staff’s letter.  References to “we,” “our,” or “us” mean the Company.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10K:  For the Year Ended January 2, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Pension Benefit Assumptions

Weighted-Average Assumptions, page 17

1.

Comment – Please refer to your discussion of the expected long-term rate of return on your pension plan assets (the “expected rate of return”).  We note that due to expected changes to the allocation of your pension plan assets, the expected rate of return applied in your computation of pension expense was reduced to 8% for fiscal year 2011. However, it appears that you may expect this rate of return to decline further in future years, as you continue to execute plans to minimize the risks and the variability in asset gains and losses.  Based upon your disclosure, it is not clear to us whether or not the 8% expected rate of return applied for fiscal 2011 is representative of the asset returns that can be expected after the full implementation of the planned revisions to your asset allocation strategy.  Please advise.  In addition, if the expected rate of return for fiscal year 2011 does not give consideration to future planned revisions to your asset allocation strategy, tell us (I)why you believe that it is appropriate to apply such rate during fiscal year 2011, (II) how the selected long-term rate of return complies with the guidance provided in FASB ASC 715-30-35-47 through 35-49, and (III) the long-term rate of return that you ultimately expect to realize as of January 2, 2011.

Response – We confirm that the 8% expected rate of return being applied for fiscal 2011 does give consideration to all planned revisions to our asset allocation strategy that existed at January 2, 2011.

We believe that inclusion of the sentence on page 17, “We expect this rate to continue to decline in future years as we continue plans to minimize our risks and variability in asset gains and losses”, may have caused undue confusion and could have been interpreted that we had additional future plans to be implemented that were not reflected in the 8% rate.  As of January 2, 2011 and currently, we have no additional planned revisions to our asset allocation strategy that are not reflected in the 8% rate.  The intent of that sentence was to tell investors that the expected long-term rate of return may be lower in the future if we were to make any additional revisions to our asset allocation strategy in future years.

In future filings, we will revise our disclosure to reflect only actual planned revisions to the allocation strategy that affect the expected rate of return.

Results of Operations

Segment Operating Results, page 25

2.

Comment – Based upon the disclosure in Note 17 to your fiscal year 2010 financial statements, we note that “traditional print” is your company’s most significant source of revenue – comprising greater than 50% your company’s total consolidated revenue reported for each of the last three years.  However, we also note that you have experienced significant declines in the amount of traditional print revenue generated during the last three years, due to the continuing impact of the adoption of digital technologies on the sale of traditional print products.  While you identify the decline in demand for traditional print products as a primary contributor to the decline in the revenue generated by your Healthcare, Financial Services, and Commercial Markets segments during the two most recent fiscal years, you do not quantify the specific impact to each segment’s revenue.  In this regard, we believe that you should quantify the absolute amount by which traditional print sales have declined at each segment, so that readers may more fully assess the impact of the trend in traditional print sales on each segment’s results.  Please revise your disclosure accordingly, or advise.  In addition, to the extent that your disclosure identifies other specific products and/or services (i.e. revenue streams) that have either contributed materially to the variances in your segments’ sales or have offset the impact of the decline in traditional print sales, please also quantify the absolute variances in the sales of those products and services.

Response – At the time we received your comment letter, we were in the process of revising the categories (i.e. revenue streams) used in our disclosure of revenue by products and services in Note 17.  Using our revised categories, in our future filings we will quantify the absolute amount by which print revenue has increased/decreased for each segment in our segment operating results. We will also quantify any other specific products and/or services (i.e. revenue streams) that have either contributed materially to the variances in our segments’ revenue or have offset the impact of the increase/decrease in print revenue.

Item 8 – Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 11 – Income Taxes, page 53

3.

Comment – We note that you reported “income from continuing operations before income taxes” of approximately $5.1 million for fiscal 2010.  As such, please tell us and, as appropriate, disclose the reasons for and/or factors contributing to (I) the increase in the deferred tax asset balance attributable to “net operating loss carryforward[s]” from approximately $23.8 million at January 3, 2010 to approximately $31.0 million at January 2, 2011 and (II) the increase in unused U.S. federal and state net operating loss carryforwards from approximately $61.9 million and $24.9 million, respectively, at January 3, 2010 to approximately $80.3 million and $43.1 million, respectively at January 2, 2011.  Please provide your proposed disclosure as part of your response.

Response – While income from continuing operations before income taxes was $5.1 million for fiscal year 2010, a federal taxable loss of $18.4 million was incurred.  The most significant component of the $23.5 million difference between reported income and the taxable loss was $17.2 million related to our pension obligations that are disclosed in Note 15 – Pension Plans.  We made $35.4 million of tax-deductible contributions to our pension plans in excess of the $18.2 million associated pension expense recorded in the financial statements.

The 2010 federal taxable loss of $18.4 million increased the federal net operating loss carryforward from $61.9 million at January 3, 2010 to $80.3 million at January 2, 2011. Similarly, the 2010 state taxable loss of $18.2 million increased the state net operating loss carryforward from $24.9 million at January 3, 2010 to $43.1 million at January 2, 2011. The $18.4 million 2010 federal net operating loss and the $18.2 million 2010 state net operating loss resulted in additional deferred tax assets of $7.2 million, which increased the deferred tax asset for net operating losses from $23.8 million at January 3, 2010 to $31 million at January 2, 2011.

We believe that the factors attributable to the changes in deferred tax assets noted above are adequately disclosed in our Form 10-K for the fiscal year ended January 2, 2011 through the table that reflects the approximate tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax liabilities and deferred tax assets, as required by ASC 740.  However, in future filings we will provide additional disclosure, when appropriate, similar to “The federal and state net operating losses increased in 2010 because of current year taxable losses caused primarily by $35.4 million in tax deductions for contributions to our pension plans.”

Should the Staff have further questions or comments or need any further information or clarification, please call me at 937-221-1807.

Sincerely,

/S/ ROBERT M. GINNAN

Robert M. Ginnan

Vice President, Treasurer and

Chief Financial Officer

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